Exhibit 99.1

Ecopetrol Group increases its hydrocarbon reserves, proven reserves mount to 1,659 million barrels-equivalent at 2017 close

•	Average reserve life rose from 6.8 years to 7.1 years.
•	Reserve replacement index was 126%, the highest level in three years.
•	For each barrel produced, the Company incorporated 1.26 barrels in proven reserves.
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The increase in proven reserves is due largely to the Recovery Factor Increase program and the ongoing development of fields such as Rubiales, Castilla, Caño Sur and Piedemonte, in line with the company's growth strategy.

Ecopetrol (BVC: ECOPETROL; NYSE: EC) today announced its proven reserves of oil, condensate and natural gas (1P reserves), including its share in affiliates and subsidiaries, as of December 31, 2017.

Reserves were estimated based on US Securities and Exchange Commission (SEC) standards and methodologies. 99% of the reserves were audited by two well-known, independent, specialized firms (Ryder Scott Company and Degolyer and MacNaughton).

At the 2017 close, the Ecopetrol Group’s net proven reserves were 1,659 million barrels of oil-equivalent. The reserve replacement index was 126%, with average reserve life equivalent to 7.1 years.

95% of the proven reserves are owned by Ecopetrol S.A., while Hocol, Ecopetrol America and the Equión and Savia Perú interests contributed 5%. Ecopetrol S.A. has an average reserve life of 7.4 years.

In 2017, the Ecopetrol Group incorporated 295 million barrels of oil-equivalent of proven reserves, representing a positive change in the reserves incorporation trend in recent years. The year’s total accumulated production was 234 million barrels of oil-equivalent.

The SEC price used for valuation of the 2017 reserves was USD 54.93 per Brent barrel, versus USD 44.49 per Brent barrel in 2016. Ecopetrol estimates that 94 million barrels of oil equivalent were recovered as a result of the higher price effect, due to the extension of the fields’ economic limit and the incorporation of new projects. It is further estimated that the company’s technical management and financial optimization of assets contributed 201 million barrels of oil equivalent.

We note that much of the increase in proven reserves (73 MBOE) is due to the results of the Recovery Factor Increase program, the principal gains of which occurred in fields such as Chichimene, Castilla, Casabe and Tibú. This result is very satisfactory, as it is one of the pillars of the company’s growth in reserves and production.

Ecopetrol Group Proven Reserves 2015 - 2017

	2015	2016	2017
Proven	2.084	1.849	1.598
Revisions	-25	-54	175
Enhanced Recovery	16	11	73
Mineral Purchases	0	0	4
Extensions and discoveries	24	27	44
Sales	0.0	0.0	0.0
Production	-251	-235	-234
Net proven reserves Dec 17	1.849	1.598	1.659

Bogotá D.C., February 19, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co